FORM 6-K
UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2005

000-51025

(Commission File Number)

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED
(Translation of registrant’s name into English)

5th Floor, Union Plaza

20 Chaowai Street, Chaoyang District

Beijing 100020, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1);  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7);  |_|

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  |_|  No  |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

On June 28, 2005, Ninetowns Digital World Trade Holdings Limited (“Ninetowns”) entered into a RMB7 million (approximately US$850,000) software development contract to develop a comprehensive e-business service platform for Beijing Regard Technology Co., Ltd. Ninetowns expects to complete this contract in December 2005.

In July and August, Ninetowns issued press releases which are furnished as exhibits to this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NINETOWNS DIGITAL WORLD

TRADE HOLDINGS LIMITED

By:	/s/ Tommy S. L. Fork
Name:	Tommy S. L. Fork
Title:	Chief Financial Officer

Date:	August 12, 2005

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release dated July 25, 2005 regarding the Company’s schedule of second quarter 2005 results conference call
99.2	Press release dated August 11, 2005 regarding the Company’s second quarter 2005 results